Exhibit 99.1

	Series 375

	Gross Artwork Sale Proceeds	$500,000.00
(+)	Cash on Balance Sheet	$110.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$500,110.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(17,238.00)
=	Distributable Proceeds to Class A Shares	$482,772.00
(/)	Total Class A Shares Outstanding	20,691 *
=	Distributable Proceeds per Class A Share	23.33
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.17

	Offering period
	Cash Receipt Date	4/22/2024
(-)	Final Offering Close Date	11/30/2023
=	Days from final close to cash receipt	144
(/)	Days of year	365
=	IRR Period (in years)	0.39

	IRR Calculation
	MOIC	1.16662
	IRR Period (in years)	0.39
	IRR	47.8%

*Reflects 141 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.